September 19, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc. Amendment No. 6 to Registration Statement on Form S-11 Filed September 5, 2013 File No. 333-179485

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 7 (“Form S-11 Amendment No. 7”) to the Registration Statement on Form S-11 (File No. 333-179485) of the Company (the “Form S-11 Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) orally conveyed to us on September 13, 2013.

For convenience of reference, each Staff comment orally conveyed is transcribed below in bold and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of the Form S-11 Amendment No. 7, filed by the Company on the date hereof, and five copies of the Form S-11 Amendment No. 7 which are marked to reflect changes made to the Form S-11 Registration Statement filed with the Commission on September 5, 2013 (the “Marked Copies”). The changes reflected in the Form S-11 Amendment No. 7 have been made in response to the Staff’s comments. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-11 Registration Statement shall have the meanings set forth in the Form S-11 Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

Distribution Policy, page 78

1. We refer you to the language you added to footnote (2) of the “Distribution Policy” table. Please clarify what is meant by this language.

In response to the Staff’s oral comment, the Company has deleted this language from footnote 2.

Management’s Discussion and Analysis of Financial Condition and Results, page 87

Results of Operations, page 106

2. We refer you to the language you added in “Other Income and Fees” on page 108 relating to “overage fees distributions.” Please clarify what is meant by this language.

In response to the Staff’s oral comment, the Company has revised the disclosure under the heading “Other Income and Fees” on page 108 of the Form S-11 prospectus.

Board Committees, page 234

3. We note your response to comment 5 from our letter dated August 30, 2013. We refer you to the language you added on page 235 relating to the functions of the investment committee, and specifically, relating to the investment committee’s evaluation of “proposed investments and dispositions.” Please advise us whether the investment committee has the authority to approve any investment.

In response to the Staff’s oral comment, the Company supplementally advises the Staff that, as disclosed under the heading “Investment Committee” on page 235 of the Form S-11 prospectus, the investment committee only has the authority to periodically review the Company’s investment strategy and evaluate the Company’s proposed investments and dispositions as set forth in the investment committee charter. The Company supplementally advises the Staff that the investment committee does not have the authority to approve investments and that such authority resides with the Company’s board of directors. The current disclosure reflects the responsibilities of the investment committee as described in its committee charter and therefore the Company does not believe that any further disclosure is required.

We thank you for your prompt attention to this letter responding to the Staff’s orally conveyed comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149.

Yours truly,

/s/ Larry Medvinsky
Larry Medvinsky
Clifford Chance US LLP

cc:	Anthony E. Malkin
Eric McPhee
Jessica Barberich
Angela McHale
David L. Orlic